p13


                    (Linens 'n Things, Inc. & Subsidiaries)

                          Five-Year Financial Summary

                                              1997(2)         1996(3)         1995(4)           1994            1993
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share and selected operating data)
Income Statement Data:
Net Sales                                    $ 874,224       $ 696,107       $ 555,095        $ 440,118       $ 333,178
Operating Profit                                45,507          30,683           8,133           32,242          21,736
Net Income (Loss)                               25,790          15,039            (212)          17,198          11,719
Net Income (Loss) Per Share                  $    1.30       $    0.78       $   (0.01)       $    0.89       $    0.61
Weighted Average Shares Outstanding(1)          19,769          19,279          19,268           19,268          19,268

Balance Sheet Data:
Total Assets                                 $ 472,099       $ 423,957       $ 343,522        $ 273,167       $ 196,517
Working Capital                                123,375         113,582          69,399           42,568          35,143
Total Long-Term Debt                              --            13,500            --               --              --
Shareholders' Equity                         $ 280,035       $ 249,727       $  76,678        $  85,819       $  74,340

Selected Operating Data:
Number of Stores                                   176             169             155              145             143
Total Gross Square Footage (000's)               5,493           4,727           3,691            2,865           2,078
Increase (Decrease) in Comparable
  Store Net Sales                                  6.6%            1.1%           (1.5%)            5.4%            5.0%

(1) 1995 and prior reflect the actual shares issued upon the completion of the Company's initial public offering on November 26, 1996.

(2) Reflects diluted earnings per share for 1997 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128"). Basic earnings per share for 1997 is $1.34 based on 19,289 weighted average shares outstanding.

(3)   Reflects  diluted  earnings per share for 1996 in accordance with SFAS No.
      128. Basic earnings per share for 1996 was $0.78 based on 19,268 weighted average shares outstanding.

(4) Reflects certain one-time special charges related to the CVS Strategic Program (as described in the notes to the consolidated financial statements). Operating profit in 1995, excluding the effect of these charges, would have been $31.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                      p14


                    (Linens 'n Things, Inc. & Subsidiaries)

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

   The following table sets forth the percentage of net sales for certain items included in the Company's statements of operations for the periods indicated:

December 31                                    1997         1996         1995
--------------------------------------------------------------------------------

Percentage of net sales
Net sales                                      100.0%       100.0%       100.0%
Cost of sales, including buying
  and warehousing costs                         60.4         61.2         62.2
--------------------------------------------------------------------------------
Gross profit                                    39.6         38.8         37.8
Selling, general and
  administrative expenses                       34.4         34.4         34.3
Restructuring and asset
  impairment charges                            --           --            2.0
--------------------------------------------------------------------------------
Operating profit                                 5.2          4.4          1.5
Interest expense, net                            0.1          0.7          1.3
--------------------------------------------------------------------------------
Income before income taxes and
  cumulative effect of change in
  accounting principle                           5.1          3.7          0.2
Provision for income taxes                       2.1          1.5          0.2
--------------------------------------------------------------------------------
Income (loss) before cumulative
  effect of change in
  accounting principle                           3.0          2.2         (0.0)
Cumulative effect of change in
  accounting principle, net                     --           --            0.0
--------------------------------------------------------------------------------
Net income (loss)                                3.0%         2.2%        (0.0%)
--------------------------------------------------------------------------------

Year Ended December 31, 1997 Compared
With Year Ended December 31, 1996

Net Sales
--------------------------------------------------------------------------------

   Net sales for 1997 were $874.2 million, an increase of 25.6% over 1996 sales of $696.1 million, primarily as a result of new store openings and increased comparable store net sales. The Company opened 25 superstores and closed 18 stores in 1997, as compared with opening 36 superstores and closing 22 stores in 1996. At December 31, 1997, the Company operated 176 stores, of which 153 were superstores, as compared with 169 stores, of which 132 were superstores at December 31, 1996. Comparable store net sales increased 6.6% in 1997 compared with 1.1% in 1996. Comparable store net sales were driven not only by higher consumer traffic, but by an increase in average transaction, which reflects the increased focus placed on providing better guest service as well as the continued expansion of "things" merchandise. In addition, the Company had a very strong holiday selling season during the fourth quarter having reported a comparable store net sales increase of 7.3%.

   The Company's average net sales per superstore increased to $5.8 million in 1997 from $5.5 million in 1996, while average net sales per traditional store remained flat at $1.7 million. For the year ended December 31, 1997, net sales of "linens" merchandise increased approximately 20% over the prior year, while net sales of "things" merchandise increased approximately 38% for the same period. The greater increase in "things" merchandise primarily resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing superstores.

Gross Profit
--------------------------------------------------------------------------------

   Gross profit for 1997 was $346.3 million, or 39.6% of net sales, as compared with $269.9 million, or 38.8% of net sales, in 1996. This increase as a percentage of net sales resulted from improvements in buying, improved selling mix and lower freight costs from the leveraging of the Company's distribution center. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each period, accounting for a higher gross margin in 1997 compared with 1996.

Expenses
--------------------------------------------------------------------------------

   Selling, general and administrative expenses for 1997 were $300.8 million, or 34.4% of net sales, as compared with $239.2 million, or 34.4% of net sales, in 1996.

   As a result of the factors described above, operating profit for 1997 increased to $45.5 million, or 5.2% of net sales, from $30.7 million, or 4.4% of net sales, during 1996.

   Net interest expense in 1997 decreased 78.4% to $1.0 million, or 0.1% of net sales, from $4.7 million, or 0.7% of net sales, during 1996. This decrease was due primarily to an increase in cash flow from operations in 1997, as well as $158.0 million in capital contributions from CVS in 1996. These contributions were used to repay the Company's intercompany debt to CVS prior to the initial public offering ("IPO") in 1996.

                                      p15


                    (Linens 'n Things, Inc. & Subsidiaries)

   The Company's income tax expense for 1997 was $18.7 million, as compared with $11.0 million during 1996. The Company's effective tax rate in 1997 was 42.0%, as compared with 42.1% in 1996.

Net Income
--------------------------------------------------------------------------------

   As a result of the factors described above, net income for 1997 was $25.8 million, or 3.0% of net sales, as compared with $15.0 million, or 2.2% of net sales in 1996.

Year Ended  December 31, 1996 Compared
With Year Ended December 31, 1995

Net Sales
--------------------------------------------------------------------------------

   Net sales for 1996 were $696.1 million, an increase of 25.4% over 1995 sales of $555.1 million, primarily as a result of new store openings. The Company opened 36 superstores and closed 22 stores in 1996, as compared with opening 28 superstores and closing 18 stores in 1995. At December 31, 1996, the Company operated 169 stores, of which 132 were superstores, as compared with 155 stores, of which 101 were superstores at December 31, 1995. Comparable store net sales increased 1.1% in 1996 compared with a decrease of 1.5% in 1995. During the first half of 1996, the Company's comparable store net sales decreased below the same period in 1995 by 2.7% due primarily to increased competitive intrusions at approximately 40% of the Company's superstores in existing markets. These competitive intrusions commenced primarily in mid-1995 through the first half of 1996. However, for the second half of 1996, comparable store net sales increased 4.1% as a result of a strong back-to-school and holiday selling season, as well as the diminishing effect of the prior year's competitive intrusions.

   The Company's average net sales per superstore increased slightly in 1996 to $5.5 million from $5.4 million in 1995, while average net sales per traditional store remained flat at $1.7 million. For the year ended December 31, 1996, net sales of "linens" merchandise increased approximately 20% over the prior year, while net sales of "things" merchandise increased approximately 36% for the same period. The increase in "things" merchandise primarily resulted from the growth in the number of superstore locations which carry a larger line of "things" products, as well as the overall expansion of the product categories in existing superstores.

Gross Profit
--------------------------------------------------------------------------------

   Gross profit for 1996 was $269.9 million, or 38.8% of net sales, as compared with $209.9 million, or 37.8% of net sales, in 1995. Excluding charges related to the CVS Strategic Program (the Company was a wholly-owned subsidiary of CVS prior to the IPO in November 1996) discussed in the notes to consolidated financial statements, gross profit in 1995 would have been $218.1 million or 39.3% of net sales. This decrease as a percentage of net sales resulted from higher clearance markdowns during the spring associated with the closing of traditional stores, partially offset by reduced freight expenses as a percentage of net sales. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each period, accounting for a higher gross margin in 1996 compared with 1995.

Expenses
--------------------------------------------------------------------------------

   Selling, general and administrative expenses for 1996 were $239.2 million, or 34.4% of net sales, as compared with $190.8 million, or 34.3% of net sales in 1995. This increase as a percentage of net sales resulted from a one-time charge of approximately $1.5 million relating to certain employee benefit costs associated with the initial public offering.

   As a result of the factors described above, operating profit for 1996 increased to $30.7 million, or 4.4% of net sales, from $8.1 million, or 1.5% of net sales, during 1995. Excluding one-time charges relating to the CVS Strategic Program, the Company's operating profit in 1995 would have been $31.5 million, or 5.7% of net sales.

   Net interest expense in 1996 decreased 33.5% to $4.7 million, or 0.7% of net sales, from $7.1 million, or 1.3% of net sales, during 1995. This decrease was due primarily to $158.0 million in capital contributions from CVS in 1996, which were used to repay the Company's inter-company debt to CVS.

   The Company's income tax expense for 1996 was $11.0 million, as compared with $1.1 million during
                                      p16


                    (Linens 'n Things, Inc. & Subsidiaries)

1995. The Company's effective tax rate in 1996 was 42.1%, as compared with 103.2% in 1995, primarily due to the effect of the Company's one-time charges incurred in 1995. Excluding these charges, the Company's effective tax rate would have been 42.3% in 1995.

   Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact in 1995 as a result of this change, exclusive of the cumulative effect of $0.3 million (before income tax effect), was to reduce net income by $0.2 million.

Net Income
--------------------------------------------------------------------------------

   As a result of the factors described above, net income for 1996 was $15.0 million, or 2.2% of net sales, as compared with a net loss of $212,000 in 1995. Excluding one-time charges relating to the CVS Strategic Program, the Company's net income would have been $14.1 million, or 2.5% of net sales, in 1995.

Liquidity and Capital Resources

   The Company's capital requirements are primarily investments in new stores, new store inventory purchases and seasonal working capital. These requirements are funded through a combination of internally generated cash from operations, credit extended by suppliers and short-term borrowings.

   On November 20, 1996, the Company entered into a $125.0 million three-year senior revolving credit facility agreement (the "Credit Agreement"). The Credit Agreement also allows for $20.0 million in borrowings from uncommitted lines outside of the Credit Agreement. Management currently believes that the Company's cash flows from operations, the revolving credit facility and the uncommitted lines of credit will be sufficient to fund anticipated capital expenditures and working capital requirements in the foreseeable future.

   Net cash provided by operating activities for the year ended December 31, 1997 was $75.2 million compared with $20.2 million for the same period in 1996. The increase in net cash provided by operating activities was primarily due to improved working capital management and an increase in net income. During 1997, the Company reduced its inventory per square foot by 5.0% and experienced increases in accounts payable and accrued expenses. Accounts payable increased over last year due to the timing of vendor payments, and accrued expenses increased due to the timing of tax, salary and benefit payments.

   Net cash used in investing activities for the year ended December 31, 1997 was $35.4 million as compared with $46.4 million for the same period in 1996. The decrease compared to last year resulted from the decrease in the number of new store openings from 36 in 1996 to 25 in 1997.

   Net cash used in financing activities for the year ended December 31, 1997 was $26.8 million compared with net cash provided by financing activities of $48.9 million for the same period in 1996. Net cash used in financing activities in 1997 was primarily attributable to the timing of the settlement of vendor payments as well as the prepayment of the $10.0 million remaining on the CVS Note. Net cash provided by financing activities in 1996 was primarily the result of capital contributions of $158.0 million from CVS, which were used to repay the intercompany debt in 1996.

Change in Effective Tax Rate

   Effective the beginning of 1998, the Company expects to reduce its effective tax rate from 42.0% to approximately 39.0%.

The Year 2000 Issue

   The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications
                                      p17


                    (Linens 'n Things, Inc. & Subsidiaries)

to existing software and conversions to new software for certain applications, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company. Also, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems or operations.

Inflation and Seasonality

   The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

   The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Forward-Looking Statements

   This Annual Report to Shareholders contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The
statements are made a number of times throughout the document and may be identified by forward-looking terminology as "expect," "believe," "may," "will," "intend" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties including levels of sales, store traffic, acceptance of product offerings and fashions, competitive pressures from other superstore retailers and from department stores which carry other products including certain designer products not carried by the Company's stores, availability of suitable future store locations and schedule of store expansion plans. These and other important factors that may cause actual results to differ materially from such forward-looking statements are included in the "Risk Factors" section of the Company's Registration Statement on Form S-1 as
filed with the Securities and Exchange Commission on May 29, 1997, and may be contained in subsequent reports filed with the Securities and Exchange Commission. You are urged to consider such factors. The Company assumes no obligation for updating any such forward-looking statements.

                                      p18


                    (Linens 'n Things, Inc. & Subsidiaries)

                     Consolidated Statements of Operations

Years ended December 31                                         1997        1996        1995
-----------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Net sales                                                    $ 874,224   $ 696,107   $ 555,095
Cost of sales, including buying and warehousing costs          527,924     426,196     345,162
-----------------------------------------------------------------------------------------------
Gross profit                                                   346,300     269,911     209,933
Selling, general and administrative expenses                   300,793     239,228     190,826
Restructuring and asset impairment charges                        --          --        10,974
-----------------------------------------------------------------------------------------------
Operating profit                                                45,507      30,683       8,133
Interest expense, net                                            1,013       4,692       7,059
-----------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
  of change in accounting principle                             44,494      25,991       1,074
Provision for income taxes                                      18,704      10,952       1,108
-----------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of change
  in accounting principle                                       25,790      15,039         (34)
Cumulative effect of change in accounting principle, net          --          --           178
-----------------------------------------------------------------------------------------------
Net income (loss)                                            $  25,790   $  15,039   $    (212)
-----------------------------------------------------------------------------------------------

Per share of common stock:

Basic
  Income (loss) before cumulative effect of change
    in accounting principle                                  $    1.34   $    0.78   $   (0.00)
  Cumulative effect of change in accounting principle, net        --          --          0.01
-----------------------------------------------------------------------------------------------
  Net income (loss)                                          $    1.34   $    0.78   $   (0.01)
-----------------------------------------------------------------------------------------------
Weighted average shares outstanding                             19,289      19,268      19,268

Diluted
  Income (loss) before cumulative effect of
    change in accounting principle                           $    1.30   $    0.78   $   (0.00)
  Cumulative effect of change in accounting principle, net        --          --          0.01
-----------------------------------------------------------------------------------------------
  Net income (loss)                                          $    1.30   $    0.78   $   (0.01)
-----------------------------------------------------------------------------------------------
Weighted average shares outstanding                             19,769      19,279      19,268

See accompanying notes to consolidated financial statements.

                                      p19


                    (Linens 'n Things, Inc. & Subsidiaries)

                          Consolidated Balance Sheets

December 31                                                           1997       1996
---------------------------------------------------------------------------------------
(in thousands, except share amounts)

Assets
  Current assets:
    Cash and cash equivalents                                       $ 39,882   $ 26,914
    Accounts receivable, net                                          13,764     17,384
    Inventories                                                      223,188    202,134
    Prepaid expenses and other current assets                         13,058     10,360
---------------------------------------------------------------------------------------
  Total current assets                                               289,892    256,792
    Property and equipment, net                                      154,480    138,508
    Goodwill, net of accumulated amortization
      of $5,664 in 1997 and $4,814 in 1996                            21,526     22,376
    Deferred charges and other noncurrent assets, net                  6,201      6,281
---------------------------------------------------------------------------------------
Total assets                                                        $472,099   $423,957
=======================================================================================

Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable                                                $ 98,418   $ 92,529
    Accrued expenses and other current liabilities                    68,099     50,681
---------------------------------------------------------------------------------------
  Total current liabilities                                          166,517    143,210
    Long-term note                                                      --       13,500
    Deferred income taxes and other long-term liabilities             25,547     17,520

  Shareholders' equity:
    Preferred stock, $.01 par value; 1,000,000 shares authorized;
      none issued and outstanding                                       --         --
    Common stock, $.01 par value; 60,000,000 shares authorized;
      19,316,920 shares in 1997 and 19,267,758 shares in 1996
      issued and outstanding                                             193        193
    Additional paid-in capital                                       204,707    200,189
    Retained earnings                                                 75,135     49,345
---------------------------------------------------------------------------------------
  Total shareholders' equity                                         280,035    249,727
---------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                          $472,099   $423,957
=======================================================================================

See accompanying notes to consolidated financial statements.

                                      p20


                    (Linens 'n Things, Inc. & Subsidiaries)

                Consolidated Statements of Shareholders' Equity

                                                Common Stock        Additional
                                          -----------------------    Paid-in      Retained
                                            Shares       Amount      Capital       Earnings       Total
----------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)

Balance at December 31, 1994                     100   $     --     $   42,372    $   43,447    $   85,819
Net loss                                        --           --           --            (212)         (212)
Dividends paid to CVS                           --           --           --          (8,929)       (8,929)
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     100         --         42,372        34,306        76,678
Net income                                      --           --           --          15,039        15,039
Capital contributions by CVS, net
  of assets and liabilities transferred         --           --        158,010          --         158,010
Conversion of common stock                19,267,658          193         (193)         --            --
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1996              19,267,758          193      200,189        49,345       249,727
Net income                                      --           --           --          25,790        25,790
Common stock exercised under stock
   incentive plans                            49,162         --          1,018          --           1,018
Capital contribution by CVS                     --           --          3,500          --           3,500
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              19,316,920   $      193   $  204,707    $   75,135    $  280,035
==========================================================================================================

See accompanying notes to consolidated financial statements.

                                      p21


                    (Linens 'n Things, Inc. & Subsidiaries)

                     Consolidated Statements of Cash Flows


Years ended December 31                                                  1997         1996         1995
----------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
Net income (loss)                                                     $  25,790    $  15,039    $    (212)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
    Depreciation and amortization                                        17,978       14,569       12,862
    Restructuring and asset impairment charges                             --           --         10,974
    Cumulative effect of change in accounting principle                    --           --            294
    Deferred income taxes                                                 2,677        4,342       (3,296)
    Loss on disposal of assets                                            2,912        2,400        3,817
    Changes in assets and liabilities:
      Decrease (increase) in accounts receivable                          3,620       (3,429)      (1,933)
      Increase in inventories                                           (21,054)     (25,241)     (46,333)
      Increase in prepaid expenses and other current assets                (690)        (957)      (1,928)
      (Increase) decrease in deferred charges and other
         noncurrent assets                                                 (577)        (329)         567
      Increase in accounts payable                                       23,424            9       17,246
      Increase (decrease) in accrued expenses and other liabilities      21,078       13,836       (4,135)
----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                      75,158       20,239      (12,077)
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property and equipment                                     (35,355)     (46,429)     (41,329)
----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Capital contributions by CVS                                               --        158,010         --
(Decrease) increase in due to related parties                              --       (118,652)      51,200
Dividends paid to CVS                                                      --           --         (8,929)
Proceeds from common stock exercised under stock incentive plans          1,018         --           --
(Repayment) issuance of long-term note                                  (10,000)      13,500         --
(Decrease) increase in book overdrafts                                  (17,853)      (3,976)      11,251
----------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                     (26,835)      48,882       53,522
----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                12,968       22,692          116
Cash and cash equivalents at beginning of year                           26,914        4,222        4,106
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  39,882    $  26,914    $   4,222
----------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information

Cash paid during the year for:
  Interest (net of amounts capitalized)                               $   1,630    $   4,957    $   7,339
  Income taxes                                                        $   4,377    $   6,590    $   7,214

See accompanying notes to consolidated financial statements.

                                      p22


                    (Linens 'n Things, Inc. & Subsidiaries)

                   Notes to Consolidated Financial Statements

1. Business
--------------------------------------------------------------------------------

   Linens 'n Things, Inc. (formerly Bloomington, MN., L.T., Inc.) and subsidiaries (collectively the "Company") operated 176 stores, including 153 superstores, in 37 states across the United States as of December 31, 1997. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2. Initial Public Offering
--------------------------------------------------------------------------------

   The Company was a wholly-owned subsidiary of CVS Corporation ("CVS" or the "Parent"), formerly Melville Corporation, until November 26, 1996, when CVS completed an initial public offering ("IPO") of 13,000,000 shares of the Company's common stock. Subsequent to the IPO, CVS owned approximately 32.5% of the Company's common stock, having retained 6,267,758 shares. During 1997, CVS sold its remaining shares of the Company's common stock.

   During 1996, CVS acquired 100 shares of common stock of Linens 'n Things Center, Inc. ("LNT Center"), a newly formed California corporation, for $130,010,000. In June 1996, CVS contributed all outstanding shares of common stock of Bloomington, MN., L.T., Inc. to LNT Center. In addition, CVS made a capital contribution of $28,000,000 to LNT Center during October, 1996. Subsequently, CVS contributed all outstanding shares of common stock of LNT Center to Linens 'n Things, Inc., a newly formed Delaware corporation. The accompanying consolidated financial statements are presented as if Linens 'n Things, Inc. had existed and owned LNT Center and Bloomington, MN., L.T., Inc. throughout 1996 and 1995.

   Immediately prior to the consummation of the IPO, the authorized capital stock of the Company was changed from 100 shares of common stock, par value $.01 per share, to 60 million shares of common stock, par value $.01 per share, and each issued and outstanding share of common stock was converted into 192,677.58 shares of common stock.

3. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Basis of Presentation

   The consolidated financial statements include those of Linens 'n Things, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Accounting Changes

   Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128") which requires a dual presentation of earnings per share--basic and diluted. Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding of 19,289,000 in 1997 and 19,268,000 in 1996 and 1995. Diluted earnings per share has been computed by dividing net income by the weighted average number of shares outstanding including the dilutive effects of stock options and deferred stock grants. The total shares outstanding for the diluted earnings per share calculation were 19,769,000 in 1997, 19,279,000 in 1996 and 19,268,000 in 1995. For the periods prior to the IPO, the weighted average shares assumed are based on the actual shares outstanding at the time of the IPO.

   Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted under SFAS No. 123, the Company elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will account for such compensation under the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"). The Company has, however, complied with the disclosure requirements of SFAS No. 123.

   Effective October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121").

   Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The Company believes that this change results in a better matching of revenues and expenses. The impact on 1995 as a result of this change, exclusive of the cumulative effect of $0.3 million (before income tax effect), was to reduce net income by $0.2 million.

Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Value Of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated
                                      p23


                    (Linens 'n Things, Inc. & Subsidiaries)

financial statements at carrying value which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Cash and Cash Equivalents

   The Company's cash management program utilizes controlled disbursement accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities. Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

Inventories

   Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market. Inventories are determined on the retail inventory method valued on a first-in, first-out (FIFO) basis.

Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for building and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 5 years, beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets. Fully depreciated property and equipment is removed from the asset and related accumulated depreciation accounts.

   Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

Impairment of Long-Lived Assets

   When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease term to the asset carrying values.

Deferred Charges

   Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

Goodwill

   The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis not to exceed 40 years. Impairment is assessed based on the profitability of the related business relative to planned levels.

Store Opening and Closing Costs

   New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

Advertising Costs

   The Company charges production costs of advertising to expense the first time the advertising takes place.

Income Taxes

   The Company and CVS have entered into a tax disaffiliation agreement. Under the agreement, the Company is generally responsible for any of its tax with respect to periods prior to the IPO, determined as if on a separate company basis. For periods subsequent to the IPO, the Company files its own federal and state tax returns.

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in the Preparation of
Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of
                                      p24


                    (Linens 'n Things, Inc. & Subsidiaries)

expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

   Certain reclassifications were made to the 1996 consolidated financial statements in order to conform to the 1997 presentation.

4. Strategic Program and Asset Impairment Charge
--------------------------------------------------------------------------------

   During the fourth quarter of 1995, CVS announced a comprehensive strategic program (the "CVS Strategic Program") which resulted, insofar as it relates to the Company, in the Company recording a pretax charge of $23.4 million in the fourth quarter of 1995. The pretax charge of $23.4 million consisted of: (i) restructuring charges of $9.5 million consisting of estimated tenancy costs ($3.8 million) and asset write-offs ($5.0 million) associated with the closing of six unprofitable stores and asset write-offs related to management information systems outsourcing ($0.7 million); (ii) asset write-offs and other non-cash charges totaling $12.5 million consisting primarily of the write-off of certain non-productive assets, as well as costs associated with the changeover to the Company's new distribution network relating to the opening of the distribution center; and (iii) a non-cash asset impairment charge of $1.4 million due to the early adoption of SFAS No. 121 relating to store fixtures and leasehold improvements. The charge resulted from the Company grouping assets at a lower level than under its previous accounting policy regarding asset impairment. Factors leading to impairment were a combination of historical losses, anticipated future losses and inadequate cash flows. The net sales and operating losses in 1995 of the stores to be closed were approximately $14.3 million and $1.5 million, respectively.

   Of the six stores to be closed pursuant to the restructuring, five were closed in 1996 and the remaining store closed in early 1997. The restructuring reserve balance was completely utilized in 1997.

5. Accounts Receivable, Net
--------------------------------------------------------------------------------

Accounts receivable, net, consisted of the following
at December 31 (in thousands):                             1997           1996
--------------------------------------------------------------------------------
Credit and charge card receivables                        $ 4,299        $ 3,379
Due from landlords                                          5,708         10,536
Other, net of allowance                                     3,757          3,469
--------------------------------------------------------------------------------
                                                          $13,764        $17,384
--------------------------------------------------------------------------------

6. Prepaid Expenses and Other Current Assets
--------------------------------------------------------------------------------

Prepaid expenses and other current assets
consisted of the following
at December 31 (in thousands):                             1997            1996
--------------------------------------------------------------------------------
Deferred income taxes                                    $ 8,658         $ 6,650
Other                                                      4,400           3,710
--------------------------------------------------------------------------------
                                                         $13,058         $10,360
--------------------------------------------------------------------------------

7. Property and Equipment
--------------------------------------------------------------------------------

Property and equipment consisted of the following
at December 31 (in thousands):                            1997            1996
--------------------------------------------------------------------------------
Land                                                    $    430        $    430
Building                                                   4,760           4,760
Furniture, fixtures and equipment                        139,827         118,072
Leasehold improvements                                    53,311          46,454
Computer software                                          6,813           6,331
--------------------------------------------------------------------------------
                                                         205,141         176,047
Less accumulated depreciation
and amortization                                          50,661          37,539
--------------------------------------------------------------------------------
                                                        $154,480        $138,508
--------------------------------------------------------------------------------

8. Accrued Expenses and Other Current Liabilities
--------------------------------------------------------------------------------

Accrued expenses and other current liabilities
consisted of the following
at December 31 (in thousands):                             1997            1996
--------------------------------------------------------------------------------
Income taxes payable                                     $12,383         $   994
Other taxes payable                                       10,987           8,678
Salaries and employee benefits                             8,148           7,347
Restructuring reserves                                      --             1,878
Other                                                     36,581          31,784
--------------------------------------------------------------------------------
                                                         $68,099         $50,681
--------------------------------------------------------------------------------

9. Short-Term Borrowing Arrangements
--------------------------------------------------------------------------------

   Prior to the IPO, all financing was provided by CVS. Interest rates charged on borrowings from CVS were based on CVS' commercial paper borrowing rates. In connection with the IPO, the Company repaid all indebtedness to CVS and entered into a three-year, $125.0 million senior revolving credit facility agreement (the "Credit Agreement"). The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum
                                      p25


                    (Linens 'n Things, Inc. & Subsidiaries)

leverage ratio, as defined in the Credit Agreement. As of December 31, 1997 and 1996, the Company was in compliance with all terms and conditions of the Credit Agreement. The Credit Agreement also allows for $20.0 million in borrowings from uncommitted lines outside of the Credit Agreement.

   Interest on all borrowings is determined based upon several alternative rates set forth in the Credit Agreement. As of December 31, 1997, there were no borrowings under the Credit Agreement but $1.7 million of letters of credit were outstanding under the Credit Agreement. The letters of credit were used to guarantee payment of certain self-insurance obligations. The Company is not obligated under any formal or informal compensating balance requirements.

10. Long-Term Note
--------------------------------------------------------------------------------

   In conjunction with the IPO, the Company issued a four-year, $13.5 million subordinated note (the "Note") to CVS. The Note contained no principal amortization prior to maturity in December 2000, and required quarterly interest payments at the 90-day LIBOR rate plus the applicable spread under the Credit Agreement described above. The Note also provided for forgiveness by CVS, at varying amounts, based upon the proceeds from any sales by CVS of the Company's common stock together with the market value of any common stock which CVS continued to own at December 31, 1997. In May 1997, CVS sold 6,267,658 of its remaining shares of common stock, representing substantially all of its holdings. As a result of the net proceeds received, $3.5 million was forgiven and contributed as equity by CVS. In July 1997, the Company prepaid the remaining $10.0 million to CVS utilizing cash flows from operations. The Note contained no prepayment penalties. In 1997, the average borrowing rate for the Note through the date of its repayment was 7.2%.

11. Deferred Income Taxes and Other Long-Term Liabilities
--------------------------------------------------------------------------------

Deferred income taxes and other long-term
liabilities consisted of the following
at December 31 (in thousands):                             1997            1996
--------------------------------------------------------------------------------
Deferred income taxes                                    $15,369         $10,684
Other                                                     10,178           6,836
--------------------------------------------------------------------------------
                                                         $25,547         $17,520
--------------------------------------------------------------------------------

12. Leases
--------------------------------------------------------------------------------

   The Company has noncancelable operating leases, primarily for retail stores, which expire through 2022. The leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of net sales. Net rental expense for all operating leases for the years ended December 31 was as follows (in thousands):

                                             1997           1996           1995
--------------------------------------------------------------------------------
Minimum rentals                            $70,269        $53,264        $38,788
Contingent rentals                             116            210            201
--------------------------------------------------------------------------------
                                            70,385         53,474         38,989
Less sublease rentals                          572            151            151
--------------------------------------------------------------------------------
                                           $69,813        $53,323        $38,838
--------------------------------------------------------------------------------

   At December 31, 1997, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores were as follows (in thousands):

Year
--------------------------------------------------------------------------------
1998                                                                  $   71,249
1999                                                                      70,466
2000                                                                      71,189
2001                                                                      71,754
2002                                                                      72,334
Thereafter                                                               691,765
--------------------------------------------------------------------------------
                                                                      $1,048,757
--------------------------------------------------------------------------------
Total future minimum sublease rentals                                 $    5,400
--------------------------------------------------------------------------------

   In addition, as of February 4, 1998, the Company had fully executed leases for 20 stores planned for opening in 1998.

13. Stock Incentive Plans
--------------------------------------------------------------------------------

   Concurrent with the IPO, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"), which provides for the granting of options, deferred stock grants and other stock-based awards, up to a maximum of 2,312,132 shares of common stock, to key employees. The Company also adopted the 1996 Non-Employee Directors Stock Plan (the "Directors' Plan"), which provides for the granting of options and stock unit grants to
                                      p26


                    (Linens 'n Things, Inc. & Subsidiaries)

non-employee directors ("eligible directors"), up to a maximum of 200,000 shares. The Company had reserved a total of 2,512,132 shares for issuance under these plans.

   Stock options and grants under the Plan and the Directors' Plan are awarded at the fair market value of the shares at the date of grant. The right to exercise options generally commences one to four years after, and expires ten years after, the grant date, provided the optionee or eligible director continues to be employed by, or remains in service as director to, the Company.

   Under the Directors' Plan, any person who becomes an eligible director currently receives an initial option grant to purchase 7,000 shares of common stock, and, at the date of each annual shareholders meeting thereafter, will receive an option grant to purchase 700 shares and a stock unit grant for 700 shares.

   As of December 31, 1997, 109,585 deferred stock grants were outstanding under the Plan and the Directors' Plan. During 1997, 41,219 grants were released, 2,800 grants were awarded and 14,062 grants were canceled under the Plan and the Directors' Plan.

   As of December 31, 1997, 1,276,209 options were outstanding under the Plan. During 1997, 372,591 options were granted, 7,662 options were exercised, 83,050 options were canceled and 234,340 options granted were exercisable at December 31, 1997. As of December 31, 1997, 23,100 stock options were outstanding under the Directors' Plan. During 1997, 9,100 options were granted, no stock options were exercised or canceled and 3,500 stock options were exercisable at December 31, 1997.

   The following tables summarize information about stock option transactions for 1997, and outstanding and exercisable at December 31, 1997 for the Plan and Directors' Plan:

                                                     Number         Weighted-
                                                       of            Average
                                                     Shares       Exercise Price
--------------------------------------------------------------------------------
Balance at IPO date and
  December 31, 1996                                 1,008,330         $15.50
Options granted                                       381,691         $34.01
Options exercised                                       7,662         $15.50
Options canceled                                       83,050         $15.55
--------------------------------------------------------------------------------
Balance at December 31, 1997                        1,299,309         $20.94
--------------------------------------------------------------------------------
Options Exercisable as of
  December 31, 1997                                   237,840         $15.50
--------------------------------------------------------------------------------

                                        Options Outstanding
                     -----------------------------------------------------------
                                            Weighted-
                      Outstanding            Average                Weighted-
   Range of              as of              Remaining                Average
Exercise Price       Dec. 31, 1997       Contractual Life         Exercise Price
--------------------------------------------------------------------------------
$15.50-$16.19           918,118             8.9 years                 $15.50
$16.20-$20.23             7,000             9.0 years                 $18.38
$20.24-$24.28            16,300             9.3 years                 $23.38
$24.29-$28.33             2,300             9.6 years                 $28.09
$28.34-$32.38               300             9.5 years                 $29.25
$32.39-$36.42           355,291             9.9 years                 $34.87
--------------------------------------------------------------------------------
  Total               1,299,309             9.2 years                 $20.94
--------------------------------------------------------------------------------

   The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions for grants:

December 31,                                            1997              1996
--------------------------------------------------------------------------------
Expected life (years)                                    5.0               5.0
Expected volatility                                     45.0%             45.0%
Risk-free interest rate                                  5.7%              6.0%
Expected dividend yield                                  0.0%              0.0%
--------------------------------------------------------------------------------

   The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with these plans in the accompanying financial statements. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

(in millions, except per share data)                            1997       1996
--------------------------------------------------------------------------------
Net income:
   As reported                                                 $ 25.8     $ 15.0
   Pro forma                                                   $ 24.9     $ 14.9
Net income per share of common stock:
Basic
   As reported                                                 $ 1.34     $ 0.78
   Pro forma                                                   $ 1.29     $ 0.77
Diluted
   As reported                                                 $ 1.30     $ 0.78
   Pro forma                                                   $ 1.26     $ 0.77
--------------------------------------------------------------------------------
                                      p27


                    (Linens 'n Things, Inc. & Subsidiaries)

   The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

14. Employee Benefit Plans
--------------------------------------------------------------------------------

   Upon completion of the IPO, the Company discontinued participation in CVS' 401(k) profit-sharing plan. On December 1, 1996, the Company adopted a 401(k)savings plan. All employees who were eligible to participate in the 401(k) profit-sharing plan administered by CVS prior to the IPO were immediately eligible to participate in the new plan. All other employees become eligible upon completion of twelve months of service within which 1,000 hours are worked, provided the employee is at least 21 years of age. Participants may contribute between 2% and 15% of annual earnings, subject to statutory limitations. Company contributions for the matching component of both plans amounted to approximately $1.2 million, $0.3 million and $0.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

15. Income Taxes
--------------------------------------------------------------------------------

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows (in thousands):

                                                          1997             1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Employee benefits                                     $ 5,346          $ 4,011
  Inventories                                             4,920            4,313
  Other                                                   1,767            1,297
--------------------------------------------------------------------------------
Total deferred tax assets                                12,033            9,621
Deferred tax liabilities:
  Property and equipment                                 18,744           13,655
--------------------------------------------------------------------------------
Net deferred tax liability                              $ 6,711          $ 4,034
--------------------------------------------------------------------------------

   Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred tax assets.

   The provision for income taxes comprised the following for the years ended:

December 31 (in thousands):                  1997          1996           1995
--------------------------------------------------------------------------------
Current:
  Federal                                 $ 12,102      $  3,030       $  2,565
  State                                      3,472         1,106            914
--------------------------------------------------------------------------------
                                            15,574         4,136          3,479
--------------------------------------------------------------------------------
Deferred:
  Federal                                    2,416         5,484         (2,143)
  State                                        714         1,332           (228)
--------------------------------------------------------------------------------
                                             3,130         6,816         (2,371)
--------------------------------------------------------------------------------
Total                                     $ 18,704      $ 10,952       $  1,108
--------------------------------------------------------------------------------

   The following is a reconciliation between the statutory Federal income tax rate and the effective rate for the years ended:

December 31,                                   1997          1996          1995
--------------------------------------------------------------------------------
Effective tax rate                             42.0%         42.1%        103.2%
State income taxes, net of
  Federal benefit                              (6.1)         (6.1)        (41.5)
Goodwill                                       (0.7)         (1.1)        (27.8)
Other                                          (0.2)          0.1           1.1
--------------------------------------------------------------------------------
Statutory Federal income
  tax rate                                     35.0%         35.0%         35.0%
--------------------------------------------------------------------------------

16. Related Party Transactions

   Prior to the IPO, CVS provided financing and cash management for the Company, allocated certain costs to the Company for services provided, and charged the Company for costs related to participation in certain employee benefit programs. Such charges terminated upon the completion of the IPO and have been replaced by costs of the Company's own programs. Allocations to the Company by CVS were based on the Company's share of costs paid by CVS on its behalf for consolidated programs. Such allocations may not have been reflective of the costs which would have been incurred if the Company operated on a stand-alone basis. Management believes that the basis for allocations was reasonable. If the Company had operated on a stand-alone basis for the years ended December 31, 1996 and 1995, it would have incurred a net increase in expense of an estimated
                                      p28


                    (Linens 'n Things, Inc. & Subsidiaries)

$755,000 pretax, in each such years. The following is a summary of the amounts charged or allocated to the Company:

Administrative Costs

   CVS allocated various administrative costs to the Company. Allocations were based on the Company's ratable share of costs incurred by CVS on behalf of the Company for the combined programs. The total costs allocated to the Company for the years ended December 31, 1996 and 1995 were approximately $0.9 million and $3.0 million, respectively.

   In addition, CVS guarantees the leases of certain stores operated by the Company and prior to the IPO, charged a fee for that service which amounted to approximately $0.3 million for each of the years ended December 31, 1996 and 1995.

Borrowings

   The weighted average interest rate on borrowings from CVS and other subsidiary divisions for the years ended December 31, 1996 and 1995 was 6.2% and 6.5%, respectively. The related interest expense recognized by the Company on such borrowings was $4.6 million and $7.1 million, respectively.

Employee Stock Ownership Plan

   The Company's employees participated in CVS' Employee Stock Ownership Plan ("ESOP"). The ESOP was a defined contribution plan for all employees meeting certain eligibility requirements.

   CVS charged compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company was based on the Company's proportionate share of qualifying compensation expense and did not reflect the manner in which CVS funded these costs or the related tax benefits realized by CVS. As a result of the Company's allocation from CVS, compensation expense of approximately $1.5 million and $1.0 million was recognized for the years ended December 31, 1996 and 1995, respectively.

   These costs, with the exception of interest expense, are included in selling,
general  and   administrative   expenses  in  the  Consolidated   Statements  of
Operations.

17. Commitments and Contingencies
--------------------------------------------------------------------------------

   The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

18. Summary of Quarterly Results (unaudited)
--------------------------------------------------------------------------------

(in thousands,
except per             First        Second       Third       Fourth
share data)           Quarter       Quarter     Quarter     Quarter       Year
--------------------------------------------------------------------------------

Net sales
1997                  $179,911     $185,723     $225,239    $283,351    $874,224
1996                   138,167      147,649      180,438     229,853     696,107

Gross profit
1997                    68,315       72,519       89,246     116,220     346,300
1996                    50,498       56,252       69,159      94,002     269,911

Net income (loss)
1997                       352          990        7,532      16,916      25,790
1996                    (1,786)        (411)       4,966      12,270      15,039

Net income (loss)
per share
Basic
1997                      0.02         0.05         0.39        0.88        1.34
1996                     (0.09)       (0.02)        0.26        0.64        0.78

Diluted
1997                      0.02         0.05         0.38        0.85        1.30
1996                     (0.09)       (0.02)        0.26        0.64        0.78
--------------------------------------------------------------------------------

19. Market Information
--------------------------------------------------------------------------------

   The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. The Company has not paid a dividend on its common stock. The high and low trading price of the Company's common stock, beginning November 26, 1996, the date of the IPO, through December 31, 1997 is as follows:

For the Year Ended December 31, 1997                       High         Low
--------------------------------------------------------------------------------
First Quarter                                              $26          $17 1/2
Second Quarter                                              29 1/4       18 1/4
Third Quarter                                               36 1/4       26
Fourth Quarter                                              44 1/2       30 9/16

For the Year Ended December 31, 1996                        High         Low
--------------------------------------------------------------------------------
Fourth Quarter (from November 26, 1996)                    $19 3/4      $15 1/2

   At December 31, 1997, there were approximately 4,125 beneficial holders.

                                      p 29


                    (Linens 'n Things, Inc. & Subsidiaries)

               Management's Responsibility for Financial Reporting

   The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

   The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reasonable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's independent auditors.

   The Audit Committee of the Board of Directors, currently consisting solely of outside non-management directors, will meet periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The independent auditors have free access to the Audit Committee.

   KPMG Peat Marwick LLP, certified public accountants, are engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in conformity with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.

/s/ Norman Axelrod
Norman Axelrod
Chairman, Chief Executive Officer and President

/s/ William T. Giles
William T. Giles
Chief Financial Officer

February 4, 1998
                                      p30


                          Independent Auditors' Report

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

   We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

   As discussed in the notes to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP

New York, New York
February 4, 1998